Exhibit 4.22

(Summary Translation)

Working Capital Loan Agreement with Xinjiang Bank
Date of the Agreement	April 13, 2020
Borrower (Party A)	Xinjiang Daqo New Energy Co., Ltd.
Lender (Party B)	Xinjiang Bank
Use of loan	Business operation
Amount	RMB80 million
Term of loan	1 year, from April 14, 2020 to April 13, 2021
Interest rate	Fixed rate at 5.655%, which will not change during the term of loan
Penalty rate

In the event of misappropriation of the loan proceeds under the Agreement, the penalty rate shall be 100% over the interest rate.

In the event of repayment default, the penalty rate shall be 50% over the interest rate.

A compound interest will be imposed on any overdue interest.

Interest settlement day	Interest shall be paid monthly at the last 21st day of each month.
Repayment of principal	Principal shall be repaid in full on April 13, 2021.
Guarantee and Security	Guarantee provided by Daqo Group Co., Ltd. The apartment buildings provided by Xinjiang Daqo Investment Co., Ltd. as collateral

Party A’s covenants

Party A shall:

(1) Notify Party B in at least 30 days advance and obtain a written consent from Party B in respect of investment, substantially increase of debt financing, merger, spinoff, decrease of share capital, share transfer, asset transfer, suspension of business, dissolution, bankruptcy and other actions which will affect the interest of Party B, and shall fulfill its repayment obligations;

(2) Within the term of loan, without Party B's written consent, Party A shall not assume the obligation to pay any debts of any third party, provide any guarantee or set any mortgage or pledge over Party A's asset or interest which would affect Party A's ability of repayment of the loan;

(3) Other than specified above, notify Party B in written immediately in respect of any matter which may jeopardize Party A's normal operation or cause material adverse impact to its ability to its performance of this Agreement.